Brian F. Link, Esq. Managing Director and Managing Counsel T+1-617-662-1504 Brian.link@statestreet.com State Street Corporation One Congress Street Boston, MA 02114-2016 statestreet.com

February 16, 2024

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Mr. David Matthews

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Mr. David Matthews of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 20, 2023, with respect to the Registrant’s Post-Effective Amendment No. 132 (the “Amendment”), which contained proposed disclosure relating to four new series of the Registrant designated as follows: Polen Capital China Growth ETF (“China Growth ETF”); Polen Capital International Growth ETF (“International Growth ETF”); Polen Capital Emerging Markets Growth ETF (“Emerging Markets Growth ETF”); and Polen Capital Global SMID Company Growth ETF (“Global SMID Company Growth ETF”) (each a “Fund” and together, the “Funds”). Subsequent to filing the Amendment, the Registrant determined to change the name and principal investment strategy of the Emerging Markets Growth ETF. The Fund’s new name will be the Polen Capital Emerging Markets Growth ex-China ETF (the “Emerging Markets Growth ex-China ETF”) and changes will be made to the Fund’s principal investment strategy to reflect the Fund’s exclusion of investments in China. For clarity, references to the Fund in this response use the new Fund name.

The Staff’s comments are set forth below in bold typeface for your reference. Capitalized terms have the same meaning ascribed to them in the Amendment unless otherwise indicated. Revised disclosure intended to address these comments as they relate to the China Growth ETF and International Growth ETF will be included in a further post-effective amendment to be filed several days after this response letter is filed. Changes relating to the Emerging Markets Growth ETF and Global SMID Company Growth ETF will be included in a further post-effective amendment to be filed at a later date. Changes noted above related to the Emerging Markets Growth ex-China ETF will also be reflected in this later post-effective amendment. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. The Registrant further acknowledges that comments apply to all Funds unless otherwise noted. We have consulted with the Registrant and Fund Counsel in preparing and submitting this response letter.

* * * * * *

The Registrant’s responses to the Staff’s comments are as follows. Comments are considered applicable to all Funds, except as noted otherwise:

1.	Please provide a completed fee and expense table and include a description of how other expenses are reasonably estimated for each Fund for the current fiscal year.

Comment accepted. Below are the completed fee and expense tables and related examples. Disclosure has also been added that describes how other expenses are reasonably estimated.

China Growth ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.05%
Distribution and/or Service (12b-1) Fees[1]	0.00%
Other Expenses[2]	0.00%

Total Annual Fund Operating Expenses	1.05%

[1]	The Fund’s Rule 12b-1 Plan is authorized but inactive, such that no related fees accrue to the Fund.
[2]

“Other Expenses” have been estimated based on the expenses the Fund expects to incur for the current fiscal year. Actual expenses may be different. Other Expenses include taxes, brokerage commissions and other transactional expenses, acquired fund fees and expenses, accrued deferred tax liability and extraordinary expenses.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$107	$334

International Growth ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%
Distribution and/or Service (12b-1) Fees[1]	0.00%
Other Expenses[2]	0.00%

Total Annual Fund Operating Expenses	1.00%

[1]	The Fund’s Rule 12b-1 Plan is authorized but inactive, such that no related fees accrue to the Fund.
[2]

“Other Expenses” have been estimated based on the expenses the Fund expects to incur for the current fiscal year. Actual expenses may be different. Other Expenses include taxes, brokerage commissions and other transactional expenses, acquired fund fees and expenses, accrued deferred tax liability and extraordinary expenses.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$102	$318

Emerging Markets Growth ex-China ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.15%
Distribution and/or Service (12b-1) Fees[1]	0.00%
Other Expenses[2]	0.00%

Total Annual Fund Operating Expenses	1.15%

[1]	The Fund’s Rule 12b-1 Plan is authorized but inactive, such that no related fees accrue to the Fund.
[2]

“Other Expenses” have been estimated based on the expenses the Fund expects to incur for the current fiscal year. Actual expenses may be different. Other Expenses include taxes, brokerage commissions and other transactional expenses, acquired fund fees and expenses, accrued deferred tax liability and extraordinary expenses.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$117	$365

Global SMID Company Growth ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.15%
Distribution and/or Service (12b-1) Fees[1]	0.00%
Other Expenses[2]	0.00%

Total Annual Fund Operating Expenses	1.15%

[1]	The Fund’s Rule 12b-1 Plan is authorized but inactive, such that no related fees accrue to the Fund.
[2]

“Other Expenses” have been estimated based on the expenses the Fund expects to incur for the current fiscal year. Actual expenses may be different. Other Expenses include taxes, brokerage commissions and other transactional expenses, acquired fund fees and expenses, accrued deferred tax liability and extraordinary expenses.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years
$117	$365

2.	Please confirm that there will be no fee waivers or recoupment arrangements; or if there will, please disclose the terms of such arrangement in the footnote for the applicable Fund.

Comment acknowledged. The Registrant confirms that there will be no fee waiver or recoupment arrangement for each Fund.

3.

Please confirm whether the Funds intend to engage in borrowing or other forms of leverage, securities lending or short sales as a means of achieving their investment objectives. If so, include appropriate disclosures.

Comment acknowledged. The Registrant confirms that the Funds do not intend to engage in borrowing or other forms of leverage, securities lending or short sales as a means of achieving their investment objectives.

4.

In the section of the prospectus describing the China Growth ETF’s and the Emerging Markets Growth ex-China ETF’s principal strategies, please describe or include examples by what is meant by equity-related securities and add any associated risk factors to any applicable instruments.

Comment accepted. The Registrant has added the following disclosure as the third sentence of the first paragraph under the headings “Principal Strategies” and “Investment Objective and Principal Investment Strategies”: “Equity and equity-related securities include common and preferred stocks and warrants on common stock.” In addition, the Registrant has added risk disclosure related to preferred stocks and warrants under the Item 4 and Item 9 principal risk disclosure.

5.

In the section of the prospectus describing the China Growth ETF’s principal strategies, please confirm whether the Fund intends to invest in Chinese issuers relying on variable interest entity structures. If so, revise strategy and risk disclosure accordingly.

Comment accepted. The Registrant confirms that the Fund intends to invest in Chinese issuers relying on variable interest entity structures. The Registrant has added that disclosure accordingly in the sections under the headings “Principal Strategies” and “Investment Objective and Principal Investment Strategies” and has added related risk disclosure under the Item 4 and Item 9 principal risk sections.

6.	For each Fund, please add an example for context of what is meant by “high barrier to entry.”

Comment accepted. For each Fund, the Registrant has added the following disclosure as the second sentence of the second paragraph under the headings “Principal Strategies” and “Investment Objective and Principal Investment Strategies”: “Industries with high barriers to entry include those that are dependent on large amounts of capital investment, government approval of products or services, large-scale distribution systems, and/or patents and other intellectual property.”

7.

For each Fund, please provide further explanation and detail regarding the Sub-Advisor’s intensive fundamental research process and how that process applies to each of the desired characters cited. Include a description of how that process applies in the context of initial and ongoing risk management. In addition, please clarify whether the cited characteristics are vetted in respect of individual country-specific standards or globally applied standards (e.g., when looking at strong balance sheets, would the Sub-Advisor’s research process evaluate these characteristics against other Chinese companies or against globally applied standards?).

Comment accepted. The Registrant has revised the Item 9 disclosure in the section under the heading “Investment Objective and Principal Investment Strategies” as follows:

The Fund invests in companies that the Sub-Advisor believes have a sustainable competitive advantage within an industry with high barriers to entry. Industries with high barriers to entry include those that are dependent on large amounts of capital investment, government approval of products or services, large-scale distribution systems, and/or patents and other intellectual property. In selecting investments for the Fund, the Sub-Advisor uses intensive quantitative and qualitative fundamental research processes to identify companies within its investment universe that it believes have certain attractive characteristics, which typically reflect an underlying sustainable competitive advantage. Those characteristics include: (i) consistent and sustainable high return on capital; (ii) strong earnings growth and free cash flow generation; (iii) strong balance sheets; and (iv) competent and shareholder-oriented management teams. The Sub-Advisor believes that consistent earnings growth is the primary driver of intrinsic value growth and long-term stock price appreciation. ~~Accordingly~~ Through its analyses of these characteristics, the Sub-Advisor focuses on identifying and investing in a concentrated portfolio of high quality growth companies that it believes have a competitive advantage and can deliver sustainable, above-average earnings growth.

In conducting these analyses, the Sub-Advisor looks for companies that demonstrate organic revenue growth, which relates to a company’s ability to sustain attractive revenue growth by, for example, engaging in internal activities such as increasing output that increases revenue growth without relying on non-organic financial activities such as acquisitions or divestitures. In order to assess a company’s organic revenue growth, the Sub-Advisor may review, for example, materials available on a company’s website, earnings releases and earnings calls, information considered and approved at annual shareholder meetings and information in investor presentations, regulatory filings, industry data and information derived from a company’s competitors.

In constructing the Fund’s portfolio, the Sub-Advisor begins with a universe of all companies within the Fund’s eligible geographic region or regions, and then screens for quality and growth along the parameters outlined above. The Sub-Advisor will further refine potential investments through initial research such as testing the sustainability of those companies’ financials, which entails assessing a company’s ability to sustain financial metrics in a stable or improving trajectory. The Sub-Advisor’s assessment in this regard can include, for example, reviewing a company’s debt ratios, margins, returns on capital and free cash flow levels, as well as determining any cyclical influences on the financials. This assessment is followed by fundamental “deep dive” research, which includes assessing the dynamics of and growth in the relevant industry in which a company operates, identifying any company-specific competitive advantages, assessing valuations of companies based on their cash flow, and engagement with management. The Sub-Advisor also generally seeks businesses with management teams that have a clear vision for their company and properly aligned incentives, demonstrate good corporate governance, effectively deploy free cash flow, conservatively manage the balance sheet and have a consistent track record of delivering upon stated goals.

8.

In the section of the prospectus describing each Fund’s principal strategies, please identify and provide examples of the environmental, social and governance (“ESG”) issues considered to be material by the Sub-Advisor in its investment process and provide greater explanation of how the Sub-Advisor applies its ESG framework in initial and ongoing due diligence. Also disclose whether the Sub-Advisor’s ESG framework is applied based on internal proprietary resources or on third-party ESG data or ratings organizations or a combination of both.

Comment accepted. The Registrant has supplemented the Item 9 disclosure in the section under the heading “Investment Objective and Principal Investment Strategies” as follows:

Within its ESG framework, the Sub-Advisor assesses how effectively a company balances stakeholder interests and analyzes multiple ESG factors for all Fund investments, including, but not limited to, management structure and experience; executive compensation; the ability to attract, develop, and retain employees; and carbon intensity. The Sub-Advisor uses both quantitative and qualitative processes to analyze ESG factors and identify, monitor and manage sustainability risk.

Prior to acquiring Fund investments, the Sub-Advisor conducts fundamental analysis to assess ESG matters to inform its views on the adequacy of ESG practices of an issuer and the ability of an issuer to manage the sustainability risk it faces. The Sub-Advisor also reviews research and ESG ratings from a third-party provider as an additional risk management measure but does not use these ratings to include or exclude a potential investment. The Sub-Advisor uses the information gathered from its fundamental analysis to determine whether the investment meets the Sub-Advisor’s expectation for long-term sustainability, including financial sustainability. During the life of the investment, sustainability risk is monitored through ongoing fundamental analysis and a review of third-party ESG ratings to determine whether the level of sustainability risk has meaningfully changed since the initial assessment was conducted. The Sub-Advisor will evaluate how an issuer is responding to any increased risk it perceives and will assess the potential impact of the increased risk on the investment’s ability to perform in line with the Sub-Advisor’s expectations.

9.

In the section of the prospectus describing each Fund’s principal strategies, each Fund identifies a sector or sectors in which it invests. Please add a brief description of each sector in which a Fund intends to focus its investments and, if capable of explanation, a percentage range of investment of net assets anticipated in each sector.

Comment accepted. The Registrant has added disclosure describing the applicable sectors in the Item 9 disclosure under the heading “Investment Objective and Principal Investment Strategies.” In addition, the Registrant has added the following sentence to both the Item 4 and Item 9 principal strategy disclosure: “The extent of the Fund’s focus on certain sectors will change over time and may shift to other sectors, based on the Sub-Advisor’s ongoing evaluation of the Fund’s holdings and of potential investments that meet the Fund’s investment mandate.”

10.

With respect to the China Growth ETF, to what extent is the Fund anticipating having significant exposure to the Chinese banking and real estate sectors? If such exposures will be principal, state so clearly, explain any additional factors and techniques used to evaluate the investment and provide more tailored risk disclosure.

Comment acknowledged. The Registrant confirms that the Fund does not anticipate having significant exposure to the Chinese banking and real estate sectors.

11.

In the section of the prospectus describing the China Growth ETF’s principal risks, please elaborate specifically as to the nature of the trading, clearance, settlement, or other procedures imposed by Stock Connect and why such procedures impose risk to the Fund.

Comment accepted. The Registrant has replaced the disclosure under the risk entitled “Investing Through Stock Connects Risk” in the section under the heading “Description of Principal Investment Risks” in the Item 9 disclosure as follows:

This is the risk that the Fund’s investments in China A Shares and/or China B Shares through the Stock Connects may be subject to trading, clearance, settlement, and other procedures, which could pose risks to the Fund and which may restrict the Fund’s ability to invest in or sell China A and/or China B Shares in a timely manner.

Specifically, trading can be affected by market or bank closures, quota limits, and certain pre-delivery and pre-validation requirements, such that the Fund may not be able to purchase or dispose of its shares in a timely manner. In addition, the Fund’s purchase of China A and/or China B Shares through the Stock Connects may only be subsequently sold through the Stock Connects and is not otherwise transferable. The Fund’s shares will be registered in its custodian’s name on the Hong Kong Central Clearing and Settlement System, which may limit the Sub-Advisor’s ability to effectively manage the Fund’s holdings, including the potential enforcement of equity owner rights.”

12.

In the section of the prospectus describing the Advisor, please advise if the minority non-controlling ownership stake in the Sub-Advisor by an affiliate of the Advisor will result in an affiliation among the Advisor and Sub-Advisor as defined in Section 2(a)(3) of the Investment Company Act of 1940, as amended. If so, explain whether the Funds intends to rely on the multi-manager exemptive order with respect to this sub-advisory contract and disclosure of specific sub-advisory fees.

Comment acknowledged. The Sub-Advisor is not an affiliate of the Advisor for purposes of the multi-manager exemptive order. The Advisor does not own an interest in the Sub-Advisor. The 20% interest in the Sub-Advisor owned by the Advisor’s parent company is not a controlling interest, and therefore the Advisor is not under common control with the Sub-Advisor. As such, the Sub-Advisor is not an affiliate of the Advisor for purposes of Section 2(a)(3) of the Investment Company Act of 1940, as amended.

13.

With respect to the China Growth ETF and the Emerging Markets Growth ex-China ETF, please confirm to the Staff that the Advisor, in respect to the utilization of resources and staff of a non-U.S. participating affiliate to manage a fund, has submitted all documents and made all representations to the Staff as set forth in the March 2017 IM Information Update for advisors relying on the Unibanco no-action letters. See IM-info-2017-03. If such information has not been provided, please explain why the Advisor is able to rely on the relief granted by the Unibanco no-action letters.

Comment accepted. The Registrant will ensure that those materials and representations are submitted to the Staff prior to the applicable Fund’s commencement of operations.

14.

In the section of the prospectus describing the China Growth ETF’s prior performance, please advise the Staff whether all substantially similar accounts managed by the Sub-Advisor include accounts managed by Polen Capital HK Limited, an affiliate of the Sub-Advisor (“Polen HK”), and if so, whether the Sub-Advisor or its affiliate utilize the same investment professionals in managing these substantially similar accounts for which prior performance is provided.

Comment accepted. The Registrant confirms that all substantially similar accounts managed by the Sub-Advisor include accounts managed by Polen HK and that the same investment professionals manage the substantially similar accounts referenced in the “Prior Performance for Similar Accounts Managed by the Sub-Advisor.”

15.

In the section of the prospectus describing the Emerging Markets Growth ex-China ETF’s prior performance, please advise the Staff whether all substantially similar accounts managed by the Sub-Advisor include accounts managed by Polen Capital UK LLP, an affiliate of the Sub-Advisor (“Polen UK”), and if so, whether the Sub-Advisor or Polen UK utilize the same investment professionals in managing these substantially similar accounts for which prior performance is provided.

Comment accepted. The Registrant confirms that all substantially similar accounts managed by the Sub-Advisor include accounts managed by Polen UK and that the same investment professionals manage the substantially similar accounts referenced in the “Prior Performance for Similar Accounts Managed by the Sub-Advisor.”

16.	For all Funds that use prior performance, confirm that each Fund will maintain records to support calculation of the prior performance, required by Advisers Act Rule 204-2(a)(16).

Comment accepted. The Registrant confirms that each Fund will maintain records to support calculation of the prior performance as required by Advisers Act Rule 204-2(a)(16).

17.

For all Funds that use prior performance, please cross-reference the description of the relevant index for each Fund that appears at the end of each prospectus, the first time that index is mentioned in the prospectus.

Comment accepted. The Registrant confirms that it will cross-reference the description of the relevant index under the heading “Prior Performance for Similar Accounts Managed by the Sub-Advisor” for each Fund.

18.

In the section of the prospectus describing the Emerging Markets Growth ex-China ETF’s principal risks, given the name and focus of this Fund and that emerging markets risk is listed first in the Principal Risks section in the Item 4 disclosure, consider also listing the emerging markets risk first in the Description of Principal Investment Risks section in the Item 9 disclosure.

Comment accepted. The Registrant confirms that it will list Emerging Markets Risk first in the section under the heading “Description of Principal Investment Risks.”

19.

In the section of the prospectus describing the Emerging Markets Growth ex-China ETF’s principal risks, large capitalization investing risk is not included. Consider including large capitalization investing risk in the Principal Risks and Description of Principal Investment Risks sections.

Comment acknowledged. The Emerging Markets Growth ex-China ETF does not intend to invest principally in large capitalization companies and therefore has not included a large capitalization investing risk in the sections under the headings “Principal Risks” and “Description of Principal Investment Risks.”

20.

In the section of the prospectus describing the Global SMID Company Growth ETF’s principal strategies, if applicable, please add the parenthetical “(plus any borrowing made for investment purposes)” to the phrase “at least 80% of its net assets in securities of global issuers that are small or mid-cap companies.”

Comment accepted. The Registrant has added that disclosure accordingly in the sections under the headings “Principal Strategies” and “Investment Objective and Principal Investment Strategies.”

21.

In the section of the prospectus describing the Global SMID Company Growth ETF’s principal risks, there is a risk factor entitled “Settlement Risk.” Consider including the same or similar risk as a principal risk to the other Funds or explain why settlement risk is not a principal risk to the other Funds.

Comment accepted. The Registrant has added that disclosure accordingly in the sections under the heading “Principal Risks” and “Description of Principal Investment Risks” of the prospectuses for the China Growth ETF, Emerging Markets Growth ex-China ETF and International Growth ETF.

22.

In the section of the Statement of Additional Information describing each Fund’s investment objective policies and risks, it states that the investment objective of the Fund is non-fundamental and therefore may be changed without the approval of the Fund’s shareholders upon 60 days’ prior written notice to shareholders. Please clarify that 60 days’ prior written notice also applies to a Funds 80% investment policy if applicable to that Fund.

Comment accepted. The Registrant has added relevant disclosure under the heading “Investment Objectives, Policies and Risks” in the SAI for each Fund.

* * * * * *

Please direct any further comments or questions regarding this response letter to the undersigned at (617) 821-5257.

Very truly yours,

/s/ Brian F. Link

Brian F. Link

cc:	iM Global Partner Fund Management, LLC

David A. Hearth, PAUL HASTINGS LLP

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